                                                                  EXHIBIT (c)(7)



                              G. ARTHUR SEELBINDER
                                   148 SEAGATE
                            PALM BEACH, FLORIDA 33480


January 30, 1998

Board of Directors
Cooker Restaurant Corporation
5500 Village Boulevard
West Palm Beach, Florida 33407

         Re: Reaffirmation of Amended and Restated Guaranty to The Chase Manhattan Bank

Dear Sirs:

         You have at my request executed the above-referenced guaranty (the "Guaranty") in order to secure the debt that I, jointly and severally with my wife, owe to The Chase Manhattan Bank pursuant to the Amended and Restated Grid Time Promissory Note (Eurodollar/Prime Rate) which is in the initial amount of approximately $5 million and which with capitalized interest may become as much as $6.25 million (the "Guaranteed Loan").

         In return for the issuance of the Guaranty, I hereby agree as follows:

         1. On or before January 31, 1999, I will pay down the principal amount of the Guaranteed Loan so that it does not exceed 90% of the January 31, 1998 balance on January 31, 1999. I will take such steps as may be reasonably required to pay off the Guaranteed Loan on a ten year schedule in approximately equal installments. I understand that I may sell up to ten percent of the Common Shares currently pledged to secure the Guaranteed Loan in order to make this payment and I will do so if requested by the Board. I will use at least one-half of any incentive bonus paid to me to pay principal and interest on the Guaranteed Loan.

         2. I will pay a guaranty fee of 1/4% of the principal amount of the Guaranteed Loan, to Cooker upon the issuance of the Guaranty.

         3. I will use my best efforts to obtain the release of the Guaranty, as soon as possible, by executing the instruments referred to in the letter from The Chase Manhattan Bank to you dated January 29, 1997 as a "monetized equity collar," or if other lending facilities become available, such as a margin loan or otherwise that would not require a guaranty, by refinancing the loan through such a facility.

         4. I will indemnify Cooker against, and hold it harmless from, any losses, liabilities or obligations arising out of or related to, the Guaranty, including, but not limited to, any payment of the principal of or any interest on the Guaranteed Loan or any fees related thereto.

         The purpose of this letter agreement is to provide additional comfort to the Board of Directors of Cooker Restaurant Corporation in connection with their approval of the execution, delivery and performance of the Guaranty. My delivery of this letter to Cooker shall not in any way diminish its rights as a guarantor; including any rights of subrogation, reimbursement or exoneration.

Sincerely,

/s/ G. ARTHUR SEELBINDER
--------------------------
G. Arthur Seelbinder